UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number  001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Attached is an English translation of the letter dated October 15th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that its subsidiary CAM Chile S.A. has subscribed a MoU for the potential acquisition of Coasin Instalaciones S.A.

Lima, October 15, 2013

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication – MoU Subscription

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that on October 14, 2013, our subsidiary CAM Chile S.A. (“CAM”), has subscribed a Memorandum of Understanding in order to negotiate and evaluate the potential acquisition of Coasin Instalaciones S.A (“Coasin”), by itself or through a third related party which CAM appoints at its sole discretion and judgment. This is subject to the compliance of certain precedent and copulative conditions, such as a satisfying result of the Due Dilligence for CAM, among others.

The MoU has been subscribed with (i) Sociedad de Ejecución de Proyectos de Ingeniería Datatel Limitada, (ii) Sociedad Inversiones Tecnológicas Limitada; and, (iii) Inversiones Telco Chile Limitada, who together, hold 100% of Coasin Shares. The offer made was for an initial price (non-binding) of US$ 2’605,210.00.

Sincerely,

____________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By:	/s/ DENNIS GRAY FEBRES

Name:	Dennis Gray Febres

Title:	Stock Market Representative

Date:	October 16, 2013